Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

New Pacific Metals Corp. (the "Company") Suite 1750, 1066 West Hastings Street Vancouver, BC V6E 3X1

2.	Date of Material Change

September 29, 2023

3.	News Release

News releases with respect to the material change were provided to GlobeNewswire for dissemination on September 25, 2023 and September 29, 2023 and were subsequently filed on SEDAR+.

4.	Summary of Material Change

On September 25, 2023, the Company entered into an agreement (the "Engagement Agreement") with Raymond James Ltd., on behalf of a syndicate of underwriters co-lead by Raymond James Ltd. and Eight Capital (together, the "Co-Lead Underwriters", and collectively with the other underwriters in the syndicate, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 13,208,000 common shares of the Company (the "Offered Shares") at a price of C$2.65 per Offered Share, for total gross proceeds of approximately C$35 million (the "Offering").

On September 29, 2023, the Company closed the Offering.

5.	Full Description of Material Change

On September 25, 2023, the Company entered into the Engagement Agreement with respect to the Offering.

On September 29, 2023, the Company closed the Offering (the "Closing"). The Offering was co-led by the Co-Lead Underwriters, on behalf of the Underwriters, pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") between the Company and the Underwriters dated September 26, 2023.

Silvercorp Metals Inc. ("Silvercorp") participated in the Offering by subscribing for 2,541,890 Offered Shares, representing approximately US$5 million (approximately C$6.7 million) in gross proceeds. As of the Closing, Silvercorp owns, directly and indirectly, approximately 27.4% of the outstanding common shares of the Company (the "Common Shares"). Silvercorp is a related party of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the acquisition by Silvercorp of Offered Shares pursuant to the Offering was a related party transaction. The acquisition by Silvercorp of Offered Shares pursuant to the Offering was exempt from the valuation and minority approval requirements of MI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

Pan American Silver Corp. ("Pan American") participated in the Offering by subscribing for 5,083,780 Offered Shares, representing approximately US$10 million (approximately C$13.5 million) in gross proceeds. As of the Closing, Pan American owns, directly and indirectly, approximately 11.6% of the outstanding Common Shares.

The Offering was completed by way of a prospectus supplement (the "Prospectus Supplement") dated September 26, 2023 to the Company’s short form base shelf prospectus dated August 16, 2023.

The full text of each of the Underwriting Agreement and the Prospectus Supplement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

6.	Disclosure for Restructuring Transactions

Not applicable.

7.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

8.	Omitted Information

No information has been omitted in respect of the material change.

9.	Executive Officer

Andrew Williams, Chief Executive Officer
Phone: 604-633-1368 Ext. 236

10.	Date of Report

October 3, 2023